Filed Pursuant to Rule 433
Registration No. 333-206953

CUSIP: 86802WBD9	October 12, 2017
ISSUER FREE WRITING PROSPECTUS
(To Prospectus dated September 15, 2015 and Prospectus Supplement dated March 3, 2016)

SunTrust Banks, Inc.

$

Callable Fixed Rate Notes due October 30, 2022

•	Term of approximately 5 years, subject to early redemption at the option of the Issuer
•

The notes are designed for investors who seek quarterly interest payments at a fixed rate over the term of the notes and return of their principal at maturity or upon early redemption at our option, as applicable. Any payments on the notes are subject to the credit risk of SunTrust Banks, Inc.

•	Interest payments will be paid quarterly.
•	At our option, we may redeem the notes, in whole but not in part, on any of the redemption dates specified below.

The Callable Fixed Rate Notes due October 30, 2022 (the “notes” or, each a “note”) are senior, unsecured obligations of SunTrust Banks, Inc. (“SunTrust”). The notes are not deposit liabilities or other obligations of SunTrust Bank or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and are subject to investment risks, including possible loss of the principal amount invested due to the credit risk of SunTrust Banks, Inc.

Key Dates

Trade Date:	On or about October 25, 2017
Settlement Date:	On or about October 30, 2017
Maturity Date:	On or about October 30, 2022
Redemption Date:	1st Redemption Date is April 30, 2021, and quarterly thereafter as described below in the section “Optional Redemption”

The quarterly interest payments on the notes will be based on the [2.55%] per annum Interest Rate from and including the Settlement Date to but excluding the Maturity Date.

The notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document. Any representation to the contrary is a criminal offense. We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), one of our affiliates, as the agent for the sale of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this free writing prospectus.

Investment in the notes involves certain risks. You should refer to the section entitled “Risk Factors” in this free writing prospectus and in the accompanying prospectus supplement.

	Original Offering Price(1)	Agent Discount(1)	Proceeds to SunTrust
Per Note	100.00%	%	%
Total	$	$	$

1 The Agent will receive varying commissions from the Issuer of up to $5.00 per $1,000 principal amount of the notes and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other affiliated and unaffiliated dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this free writing prospectus. In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs total approximately $             per $1,000 note. The price at which investors purchase the notes also includes hedging costs and profits that SunTrust Banks, Inc. or its affiliates expect to incur or realize. In no event will the agent discount and structuring and development costs exceed $20.00 per $1,000 note. These costs and profits, in addition to the commissions and structuring and development costs described above, will reduce the secondary market price, if any secondary market develops, for the notes. See “Plan of Distribution” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement for further information.

WHO ARE THE NOTES DESIGNED FOR?

The notes are designed for investors who seek quarterly interest payments at a fixed rate over the term of the notes and return of their principal at maturity or upon early redemption at our option, as applicable.

INVESTOR SUITABILITY

The notes may be suitable for you if:	The notes may not be suitable for you if:
• You seek quarterly interest payments at a fixed rate over the term of the notes and expect interest rates to remain below the interest rates provided by the notes.	• You expect interest rates to increase beyond the interest rates provided by the notes.
• You understand that the notes may be redeemed by SunTrust beginning on 1st Redemption Date and quarterly thereafter	• You prefer the certainty of investments without an optional redemption feature.
• You do not seek an investment for which there is an active secondary market.	• You seek an investment for which there will be an active secondary market.
• You are willing and able to hold the notes to maturity.	• You are unable or unwilling to hold the notes to maturity.
• You are comfortable with the creditworthiness of SunTrust Banks, Inc., as issuer of the notes, and are willing and able to assume our credit risk.	• You are not willing or are unable to assume the credit risk associated with SunTrust Banks, Inc., as issuer of the notes.

The suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your financial, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully “Risk Factors” in this free writing prospectus and the accompanying prospectus supplement for a description of certain risks related to an investment in the notes.

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TERMS OF THE NOTES

The notes will have the terms described in this free writing prospectus and the accompanying prospectus and prospectus supplement.

This free writing prospectus relates to an offering of callable fixed rate notes. The purchaser of a note will acquire a senior, unsecured debt security of SunTrust Banks, Inc. with quarterly interest payments according to a preset schedule, for the term of the notes. The following are key terms relating to the notes:

Issuer:	SunTrust Banks, Inc.

Principal Amount:	$1,000 per note

Term:	5 years

Trade Date:	On or about October 25, 2017

Settlement Date:	On or about October 30, 2017

Maturity Date:	On or about October 30, 2022, or, if such day is not a Business Day, the next succeeding Business Day.

Payment at Maturity:

Provided the notes have not been redeemed by the Issuer, on the Maturity Date, for each note, we will pay you 100% of the principal amount plus any accrued and unpaid interest to but excluding the Maturity Date.

Interest Payment Dates:

Interest Payments will be paid quarterly, on the 30th of each January, April, July, and October, starting on January 30, 2018 (each, an “Interest Payment Date”). If any Interest Payment Date is not a business day (as defined in the accompanying prospectus supplement), the Interest Payment will be made on the following business day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date. Interest payable with respect to an Interest Period will be computed on the basis of 360-day year of twelve 30-day months.

Interest Periods:

The period beginning on and including the Settlement Date and ending on, but excluding, the first Interest Payment Date, and each successive period, beginning on and including an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date.

Interest Rate:	See per annum rate noted on page FWP-1

Optional Redemption:

SunTrust may call the notes, in whole but not in part, at its option beginning on April 30, 2021 and quarterly thereafter on the 30th of each January, April, July and October, at 100% of their principal amount plus any accrued and unpaid interest to but excluding the applicable redemption date. SunTrust is not obligated to redeem the notes. SunTrust will give notice to the holders of the notes or, in the case of global notes, to the Depositary Trust Company, as holder of the global notes, at least 30 days and not more than 60 days prior to the date fixed for redemption SunTrust’s ability to redeem the notes effectively limits the maximum return on the notes. See “Description of Notes—Redemptions and Repurchases of Notes” in the accompanying prospectus supplement.

Form of notes:	Book-Entry

CUSIP:	86802WBD9

Calculation Agent:	SunTrust Banks, Inc. or one of our affiliates.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Agent:	SunTrust Robinson Humphrey, Inc., our affiliate.

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RISK FACTORS

We urge you to read the section entitled “Risk Factors” in the accompanying prospectus supplement. Investing in the notes involves significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

Credit risk of SunTrust Banks, Inc.

The notes are senior, unsecured debt obligations of the issuer, SunTrust Banks, Inc., and are not, either directly or indirectly, an obligation of any third party. The notes are not deposits or other obligations of SunTrust Bank or any other bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Any payment to be made on the notes depends on the ability of SunTrust Banks, Inc. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of SunTrust Banks, Inc. (including any downgrade in our credit rating) may affect the market value of the notes and, in the event that SunTrust Banks, Inc. defaults on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The per annum interest rate applicable at a particular time will affect SunTrust’s decision to call the notes.

It is more likely that SunTrust will call the notes prior to the Maturity Date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which SunTrust would pay on a conventional fixed-rate non-callable note of comparable maturity. If SunTrust calls the notes prior to their Maturity Date, you may not be able to invest in other notes that yield as much interest as the notes. You should consider, among other things, the overall potential annual interest rate to maturity of the Note as compared to other investment alternatives.

An investment in the notes may be more risky than an investment in debt securities with shorter terms.

By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a senior debt security with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will call your notes will decrease and the interest rate applicable to your notes during a particular Interest Period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction, to the extent that there is a secondary market for such notes, would also be adversely affected.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, the potential cost of SunTrust hedging its obligations under the notes and certain structuring and development costs. As a result, the price, if any, at which STRH will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes will not be listed on any securities exchange or quotation system. The notes are intended to be held to maturity and secondary trading of the notes may not be available.

The notes will not be listed on any securities exchange or quotation system, and there may be little or no secondary market for the notes. The notes are intended to be held to maturity and are not intended to be short-term trading instruments. STRH may make a market in the notes, but is under no obligation to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily, and the price at which you will be able to sell your notes is likely to depend on the price, if any, that STRH is willing to pay for the notes. You may only be able to sell your notes at a dollar price less than the amount that you paid for your notes. If STRH does make a market in the notes, STRH may then cease acting as a market maker at any time and, if it does, it is likely that you will be unable to sell your notes.

Potential conflicts.

SunTrust and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and in connection with hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Many economic and market factors will impact the value of the notes.

The value of the notes is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market generally;

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•	general economic conditions;
•	policies of the Federal Reserve Board regarding interest rates;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally;
•	the time to maturity of the notes;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), an affiliate of SunTrust, as the agent for the sale of the notes. STRH will purchase the notes from SunTrust for distribution to selected registered broker-dealers or will offer the notes directly to investors. STRH proposes to offer the notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 0.50%, or $5.00, per $1,000 principal amount of notes. STRH may allow, and these selected dealers may re-allow, up to the full amount of the selling concession per $1,000 principal amount of notes on sales of such notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.50%, or $5.00, per $1,000 principal amount of notes.

In accordance with Rule 5121 of the Financial Industry Regulatory Authority (FINRA), STRH may not make sales in this offering to any discretionary account without the prior written approval of the customer.

We expect that delivery of the notes will be made against payment for the notes on or about the Settlement Date set forth on the front cover of this free writing prospectus supplement, which will be the third business day following the Trade Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

U.S. FEDERAL INCOME TAX SUMMARY

The following discussion supplements (and, to the extent inconsistent therewith, supersedes) the discussion set forth under “United States Federal Taxation” in the accompanying Prospectus Supplement dated March 3, 2016.

The notes will be subject to U.S. Treasury regulations that apply to fixed rate debt instruments. Accordingly, interest on the notes will be taxable to a U.S. Holder as ordinary income at the time such interest is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. In addition, upon the sale, retirement or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, retirement or other taxable disposition (other than amounts representing accrued and unpaid interest, which will be taxable as such) and the holder’s adjusted tax basis of the note (which generally will equal the holder’s cost for the note). Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, retirement or other taxable disposition the note has been held for more than one year. Under current U.S. federal income tax law, certain non-corporate U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

GENERAL

This free writing prospectus relates to one security offering. The purchaser of a security will acquire a senior, unsecured debt security of SunTrust Banks, Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.

You should read this document together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in the section entitled “Risk Factors” in this free writing prospectus and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the “Issuer”, “SunTrust”, “we”, “us” and “our” are to SunTrust Banks, Inc.

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SunTrust has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the US Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement, in that registration statement and other documents SunTrust has filed with the SEC for more complete information about SunTrust and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, SunTrust, the agent or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-877-863-9465.

Our Central Index Key, or CIK, on the SEC web site is 0000750556.

You may also obtain these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement dated March 3, 2016 at:

https://www.sec.gov/Archives/edgar/data/750556/000119312516491727/d68584d424b2.htm

•	Prospectus dated September 15, 2015 at:

https://www.sec.gov/Archives/edgar/data/750556/000119312515320537/d11086ds3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying STRH. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.

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Free Writing Prospectus

Investor Suitability	FWP-2
Terms of the Notes	FWP-3
Risk Factors	FWP-4
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-5
U.S. Federal Income Tax Summary	FWP-5
General	FWP-5

Series A Medium Term Notes Prospectus Supplement
About this Prospectus Supplement	S-2
Risk Factors	S-3
Description of Notes	S-4
The Depositary	S-5
Notes Offered on a Global Basis	S-5
Sponsors or Issuers and Reference Asset	S-5
Use of Proceeds and Hedging	S-34
United States Federal Taxation	S-36
ERISA Considerations	S-46
Plan of Distribution	S-49

Prospectus
About this Prospectus	1
Where You Can Find More Information	1
Use of Proceeds	2
Validity of Securities	2
Experts	3

You should only rely on the information contained in this free writing prospectus, the prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus and the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted.

SunTrust Banks, Inc.

$                 Callable Fixed rate Notes

due October 30, 2022

October 12, 2017

FREE WRITING PROSPECTUS

© 2017 SunTrust Banks, Inc. SunTrust is a federally registered service mark of SunTrust Banks, Inc.